TopCap Partners, Inc.

Statement of Financial Condition
As of December 31, 2019

Assets

Cash and Cash Equivalents	$	27,444
Accounts Receivable, net		57,269
Total Assets	$	84,713

Liabilities and Stockholder's Equity

Liabilities

Accounts payable, accrued expenses and other liabilities	$	18,395
Total liabilities		18,395

Stockholder's Equity

Common Stock, par value $0, 200 authorized, 200 shares issued and outstanding	200
Additional paid-in-capital	34,800
Retained Earnings	31,318
Total Stockholder's Equity	66,318

Total Liabilities and Stockholder's Equity	$	84,713